BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street – Ottawa – Ontario K2H 8C4
P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268

CERTIFICATE OF MAILING


03022197

Friday April 25, 2003

Attention: Division of Corporate Finance
Office – International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Beaufield Consolidated Resources Inc. – Third Quarter
EXEMPTION NUMBER: 82-1557
Second Quarter for the period December 1, 2002 – February 28, 2003
CUSIP #: 07433C204

Dear Sir or Madam:

This is to advise you that the unaudited interim financial statements for the second quarter (December 1, 2002- February 28, 2003) for Beaufield Consolidated Resources Inc., were mailed to all registered and beneficial shareholders, as per National Instrument 54-102, by first class mail on April 25, 2003. Enclosed are copies of these quarterly financials for your records.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

Christine Hansen
Administrative Assistant

FORM 51-901F

Exemption number 82-1557

for the six-months ended February 28, 2003

Incorporated as part of: X Schedule A

X Schedules B & C

ISSUER DETAILS:

Name of Issuer: Beaufield Consolidated Resources Inc.

Issuer Address: 19 Nesbitt Street
P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1

Issuer Telephone Number: 613-721-2919

Contact Person: Jens E. Hansen, P.Eng.

Contact's Position: President

Contact Numbers: Telephone: 613-721-2919 Fax: 613-828-7268

For Quarter Ended: February 28, 2003

Date of Report: April 25, 2003

Contact e-mail address: beaufield@rogers.com

Certificate

The three Schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Jens E. Hansen	**"Jens E. Hansen"**	**April 25, 2003**
Name of Director	Signed	Dated
Robert A. Martin	**"Robert A. Martin"**	**April 25, 2003**
Name of Director	Signed	Dated

BEAUFIELD CONSOLIDATED RESOURCES INC.
Financial Statements for the period ended February 28, 2003
(Unaudited – Prepared by Management)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended February 28, 2003
(Unaudited – Prepared by Management

	February 28, 2003	August 31, 2002
	$	$
ASSETS		
Current Assets		
Cash and cash equivalents	-	128,608
Marketable Securities	103,377	49,980
Taxes recoverable	12,517	6,450
Option payment receivable	-	20,000
Prepaid expenses	226	-
	116,120	205,038
Exploration Funds	250,000	-
Mineral properties and deferred exploration and Development expenditures	1,971,863	1,856,716
Long-term investment	11,000	11,000
	2,232,863	1,867,716
	2,348,983	2,072,754
LIABILITIES		
Current liabilities		
Bank overdraft	53,237	-
Accounts payable and accrued liabilities	30,129	42,815
	83,366	42,815
Future income taxes	170,000	170,000
	253,366	212,815
SHAREHOLDERS' EQUITY		
Share capital	15,376,326	15,024,326
Deficit	(13,280,709)	(13,164,387)
	2,095,617	1,859,939
	2,348,983	2,072,754

Approved by the Directors:

"signed" Jens E. Hansen, P.Eng.
Jens E. Hansen, Director

"signed" Robert A. Martin
Robert A. Martin, Director

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Operations and Deficit
Six months ended February 28, 2003 and 2002
(Unaudited – Prepared by Management)

	Three Months Ended February 28		Six Months Ended February 28	
	2003	2002	2003	2002
	$	$	$	$
Revenue				
Investment revenues	2,575	801	3,266	802
Gain on disposal of investments	2,900	-	2,900	-
	5,475	801	6,166	802
Expenses				
Administrative services, rent and office	10,738	8,937	23,436	22,788
Interest and financing charges	165	116	184	150
Professional fees	19,427	-	25,830	1,614
Shareholder's reports	5,148	186	15,308	6,021
Telecommunications	537	290	967	1,055
Travel and promotion	1,786	1,974	2,959	3,372
Trustee, registration and transfer agent fees	7,050	5,258	10,512	7,494
Investor relations	12,002	-	12,002	-
	56,853	16,761	91,198	42,494
Net loss	51,378	15,960	85,032	41,692
Deficit, beginning of period	13,225,016	12,914,985	13,164,387	12,889,253
Share issuance fees	4,315	-	31,290	-
Deficit, end of period	13,280,709	12,930,945	13,280,709	12,930,945
Basic and diluted loss per share	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average number of common shares outstanding	27,007,708	19,930,311	27,007,708	19,930,311

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Cash Flows
for the period ended February 28, 2003

	For the three month period ended February 28 2003	For the three month period ended February 28 2002	For the six month period ended February 28 2003	For the six month Period ended February 28 2002
	$	$	$	$
Operating Activities				
Net loss	(51,378)	(15,960)	(85,032)	(41,692)
Non-cash items				
Gain on disposal of investments	(2,900)		(2,900)	
Changes in non-cash working capital items	12,238	(12,730)	1,021	(7,207)
Cash flows used in operating activities	(42,040)	(28,690)	(86,911)	(48,899)
Investing Activities				
Marketable securities	(142,196)	14,084	(142,207)	(5,035)
Disposal of maktetable securities	91,710	-	91,710	-
Exploration funds			(250,000)	
Mineral Properties	(72,641)	(23,588)	(90,147)	(23,588)
Cash flows used in investing activities	(123,127)	(9,504)	(390,644)	(8,553)
Financing Activities				
Issue of shares	42,000	35,000	327,000	35,000
Share issuance fees	(4,315)	-	(31,290)	-
Cash flows from financing activities	37,685	35,000	295,710	35,000
Decrease in cash and cash equivalents	(127,482)	(3,194)	(181,845)	(22,452)
Cash and cash equivalents, beginning of period	74,245	2,290	128,608	21,548
Bank overdraft, end of period	(53,237)	(904)	(53,237)	(904)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Mineral Properties and Deferred Exploration and Development Expenditures
for the period ended February 28, 2003
(Unaudited – Prepared by Management)

Mineral Properties	February 28, 2003 $	November 30, 2002 $	August 31, 2002 $
Louvicourt & Pascalis Townships, Quebec			
Exploration (J-V Aur Resources 60%)	393,923	393,923	393,923
Exploration advance refunded	(3,528)		
Barry, Urban, Carpiquet and Souart Townships, Quebec			
Exploration, net of mining duties recovered (J-V Kinross Gold 50%)	982,701	982,701	982,701
Allard River, Quebec (known as Matagami)			
Property	76,395	76,395	76,395
Exploration (Beaufield 100%)	48,215	40,562	26,134
Launay Township, Quebec			
Property	312	312	312
Exploration (Option Melkior Resources 60%)	7,400	7,400	7,400
Hemlo, Cedar Creek, Ontario			
Property	55,400	47,720	47,720
Exploration (Option Sparton Resources 50%)	37 014	23,628	20,896
Hemlo, Pic River, Ontario			
Property, net of option payment received	(3,750)	(3,750)	14,400
Exploration (J-V Sparton Resources 50%)	453	453	453
Hemlo, Playter Harbour, Ontario			
Property	3,300	-	-
Hemlo, Little Black River, Ontario			
Property	5,000	-	-
Exploration	453	-	-
Hemlo, Manitouwadge Road, Ontario (J-V Sparton Resources 50%)	-	-	-
Lac Evans area, Quebec			
Property	205,989	205,989	205,989
Exploration (Beaufield 100%)	67,488	67,488	67,488
Otish, Quebec			
Exploration (Option Skeena Resources 70%)	2,344	2,175	2,029
Lac Rouleau West (Barry-Urban), Quebec			
Property	3,440	3,440	3,440
Exploration (Beaufield 100%)	1,213	984	984
Lizar (White Lake) renamed **Hiawatha**, Ontario			
Property	5,000	5,000	5,000
Exploration (Beaufield 100%)	29,442	1,452	1,452
Newmont, Hemlo, Joa-Fowler Property, Ontario			
Property (J-V Sparton Resources 50%)	25,500	25,500	-
Exploration	3,018	200	-
Newmont, Hemlo, Qued Property, Ontario			
Property (J-V Sparton Resources 50%)	-	-	-
Raglan Ungava, Quebec			
Property (Option Volcanic Metals Inc. 50%)	5,050	-	-
Option paid by Volcanic Metals Inc.	(12,500)	-	-
Exploration	1,657	-	-
Troilus, Quebec (Beaufield 100%)			
Property	10,390	-	-
Exploration	19,500	-	-
MacDougall Road, New Brunswick (J-V Freewest Resources)			
Property	1,044	-	-
	1,971,863	**1,881,572**	**1,856,716**

SHARE CAPITAL
AUTHORIZED
100,000,000 common shares without par value

Issued and fully paid	2003-02-28		2002-11-30	
	Shares	**$**	**Shares**	**$**
Balance, beginning of period	27,080,311	15,334,326	25,330,311	15,024,326
Issued under private placements flow-through			1,250,000	250,000
Issued for an interest in a mineral property			150,000	25,000
Issued upon exercise of warrants	350,000	42,000		
Issued upon exercise of stock option			350,000	35,000
Balance, end of period	27,430,311	15,376,326	27,080,311	15,334,326

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – SUPPLEMENTARY INFORMATION
for the period ended February 28, 2003

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b)

Shares outstanding as at August 31, 2002	25,330,311
Balance as at November 30, 2001	19,580,311
Balance as at November 30, 2002	27,080,311
Balance as at February 28, 2003	27,430,311

On October 28, 2002, the Company completed a $250,000 private placement which consisted of 1,250,000 flow-through common shares at a price of $0.20 per share with a 125,000 Broker warrant at $0.20 which expires on October 28, 2004.

On November 8, 2002, the Company issued 150,000 common shares (deemed at $0.17 per share) to Newmont Canada Limited for the acquisition of 143 claims in the townships of Wabikoba Lake, White Lake-North and Lecours in the Thunder Bay Mining Division. 200,000 warrants at the exercise price of $0.35 in the first year (2003), at $0.50 in the second year (2004) and $0.75 in the third year (2005) were also granted.

On November 21, 2002, Jens E. Hansen, President of the Company exercised 350,000 options into 350,000 common shares at $0.10, which represents a partial exercise of an option of 975,000 shares granted on January 2, 2001.

On December 31, 2002, Augen Limited Partnership VII exercised 350,000 warrants at $0.12 per share.

(c) Commitments:

Stock-based Compensation Plans:
At the Annual General Meeting held on December 17, 2002, an amended and restated stock option plan was approved. The plan was amended to, among other things, correspond to the new stock option policy of the TSX Venture Exchange and increase the number of common shares reserved for issuance under the Amended Plan to an aggregate of 5,300,000 common shares.

Share Purchase Options:
At November 30, 2002, 2,800,000 options were outstanding, entitling directors and employees to acquire shares, under the share purchase options plans. 350,000 common shares at $0.10 per share were exercised on November 21, 2002 by a Director,

No share options were granted during the second quarter ended February 28, 2003.

	Shares	Exercise Price	Expiry Date
Directors	1,600,000	$0.10	January 6, 2006
Directors	800,000	$0.10	May 1, 2007
Service Provider	400,000	$0.10	January 6, 2006
Total:	2,800,000 common shares		

Share Purchase Warrants:
At February 28, 2003, the total share purchase warrants outstanding were:
2,400,000 warrants exercisable into common shares at $0.12 if exercised by July 26, 2004.

The Company issued 125,000 Broker warrants at $0.20 expiring October 28, 2004, and 200,000 warrants at $0.35 ($0.50 in 2004 and $0.75 in 2005) expiring in 2005.

Total warrants outstanding as at February 28, 2003 – 2,725,000.

Escrowed Shares:
As at February 28, 2003, 129,750 shares (129,750 in 2001), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 share lots, upon incurrance by the Company of each $100,000 threshold expediture amount.

At the Annual General Meeting held on December 17, 2002, Mr. Paul Carmel was appointed as an independent director of Beaufield.

The following are Directors of the Company:

Mr. David R. Bell	-	Director
Mr. Paul R. Carmel	-	Director
Mr. Stephen R. Dunn	-	Director/Member of Audit Committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director/Secretary/Member of Audit Committee
Mr. Gary F. Zak	-	Director

SCHEDULE "C" – Management discussion
for the six months ended February 28, 2003

Beaufield completed a $250,000 flow-through financing with Dundee Securities Corporation. The funds will be used to undertake mineral exploration on Beaufield's Quebec and Ontario properties. A compilation is underway on the properties purchased 50-50 with Sparton Resources from Newmont. There appears to be several unexplored gold targets west of the Hemlo mines. A 100% interest was acquired on the Hiawatha Gold property located approximately 90 kilometres northeast of Hemlo. A gold bearing vein was mined underground in the 1930's, a database search of all previous work is being compiled.

The six month Balance Sheet indicates a loss of $51,378 compared to $33,654 in the equivalent previous quarter. The increased expenditure was caused by the legal and regulatory costs relating to the Dundee financing and the acquisition of the Hiawatha and Newmont properties. Increased administrative expenditures will continue into the coming quarters resulting from the increased activity of Beaufield. Beaufield contracted Renmark Financial to undertake investor relations.

Beaufield's gold properties are the following:

1. Lac Rouleau extensively explored by Beaufield in the 1980's. Numerous gold intersections were encountered on Zones 17 and 18. A possible gold resource of some 400,000 tonnes containing 6.40 g/t gold averaging 1.86 m wide was estimated by SNC in their report dated May 10, 1988. This was based on work funded by Beaufield and managed by Falconbridge. A compilation of previous data has been completed and will be evaluated by Beaufield.

2. Hemlo. The 50-50 Beaufield-Sparton Resources joint-venture is probably the second largest exploration landholder at Hemlo with significant holdings on trend and west of the Hemlo gold mines. Planned exploration will initially concentrate on the Joa claims purchased from Newmont. Previous drilling returned two significant intercepts of 11.65 g/t gold over 1.12 metres and 1.37 g/t over 1.5 metres. Other unexplored reverse circulation gold anomalies remain to be followed up. A drill program was underway in April 2003.

3. Hiawatha. Beaufield acquired a 100% interest in this former gold producer. Approximately 2,000 metres of underground work was completed in the 1930's. Earlier work identified on strike anomalous gold values. A report has been completed by geologist J.P. Cloutier.

4. Rouleau West. Beaufield acquired 17 claims by staking on strike and contiguous with the Lac Rouleau Zone 17-18 trend. Work by Kerr Addison in the 1980's located several gold intercepts. This property represents a 100% Beaufield owned extension of the Lac Rouleau property.

5. Beaufield has acquired two new blocks of claims. One group is located in the Ungava region of Quebec. An option has been granted to Volcanic Metals Inc. Five claim blocks were staked in the Troilus region north of Chibougamau, Quebec. These claims have gold and base metal potential.

FORM 51-901F

Exemption number 82-1557

for the six-months ended February 28, 2003

Incorporated as part of:	X	Schedule A
	X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Beaufield Consolidated Resources Inc.
Issuer Address:	19 Nesbitt Street P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1
Issuer Telephone Number:	613-721-2919
Contact Person:	Jens E. Hansen, P.Eng.
Contact's Position:	President
Contact Numbers:	Telephone: 613-721-2919 Fax: 613-828-7268
For Quarter Ended:	February 28, 2003
Date of Report:	April 25, 2003
Contact e-mail address:	beaufield@rogers.com

Certificate

The three Schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Jens E. Hansen	**"Jens E. Hansen"**	**April 25, 2003**
Name of Director	Signed	Dated
Robert A. Martin	**"Robert A. Martin"**	**April 25, 2003**
Name of Director	Signed	Dated

BEAUFIELD CONSOLIDATED RESOURCES INC.
Financial Statements for the period ended February 28, 2003
(Unaudited – Prepared by Management)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended February 28, 2003
(Unaudited – Prepared by Management

	February 28, 2003	August 31, 2002
	$	$
ASSETS		
Current Assets		
Cash and cash equivalents	-	128,608
Marketable Securities	103,377	49,980
Taxes recoverable	12,517	6,450
Option payment receivable	-	20,000
Prepaid expenses	226	-
	116,120	205,038
Exploration Funds	250,000	-
Mineral properties and deferred exploration and Development expenditures	1,971,863	1,856,716
Long-term investment	11,000	11,000
	2,232,863	1,867,716
	2,348,983	2,072,754
LIABILITIES		
Current liabilities		
Bank overdraft	53,237	-
Accounts payable and accrued liabilities	30,129	42,815
	83,366	42,815
Future income taxes	170,000	170,000
	253,366	212,815
SHAREHOLDERS' EQUITY		
Share capital	15,376,326	15,024,326
Deficit	(13,280,709)	(13,164,387)
	2,095,617	1,859,939
	2,348,983	2,072,754

Approved by the Directors:

"signed" Jens E. Hansen, P.Eng.
Jens E. Hansen, Director

"signed" Robert A. Martin
Robert A. Martin, Director

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Operations and Deficit
Six months ended February 28, 2003 and 2002
(Unaudited – Prepared by Management)

	Three Months Ended February 28		Six Months Ended February 28	
	2003	2002	2003	2002
	$	$	$	$
Revenue				
Investment revenues	2,575	801	3,266	802
Gain on disposal of investments	2,900	-	2,900	-
	5,475	801	6,166	802
Expenses				
Administrative services, rent and office	10,738	8,937	23,436	22,788
Interest and financing charges	165	116	184	150
Professional fees	19,427	-	25,830	1,614
Shareholder's reports	5,148	186	15,308	6,021
Telecommunications	537	290	967	1,055
Travel and promotion	1,786	1,974	2,959	3,372
Trustee, registration and transfer agent fees	7,050	5,258	10,512	7,494
Investor relations	12,002	-	12,002	-
	56,853	16,761	91,198	42,494
Net loss	51,378	15,960	85,032	41,692
Deficit, beginning of period	13,225,016	12,914,985	13,164,387	12,889,253
Share issuance fees	4,315	-	31,290	-
Deficit, end of period	13,280,709	12,930,945	13,280,709	12,930,945
Basic and diluted loss per share	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average number of common shares outstanding	27,007,708	19,930,311	27,007,708	19,930,311

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Cash Flows
for the period ended February 28, 2003

	For the three month period ended February 28 2003	For the three month period ended February 28 2002	For the six month period ended February 28 2003	For the six month Period ended February 28 2002
	$	$	$	$
Operating Activities				
Net loss	(51,378)	(15,960)	(85,032)	(41,692)
Non-cash items				
Gain on disposal of investments	(2,900)		(2,900)	
Changes in non-cash working capital items	12,238	(12,730)	1,021	(7,207)
Cash flows used in operating activities	(42,040)	(28,690)	(86,911)	(48,899)
Investing Activities				
Marketable securities	(142,196)	14,084	(142,207)	(5,035)
Disposal of maktetable securities	91,710	-	91,710	-
Exploration funds			(250,000)	
Mineral Properties	(72,641)	(23,588)	(90,147)	(23,588)
Cash flows used in investing activities	(123,127)	(9,504)	(390,644)	(8,553)
Financing Activities				
Issue of shares	42,000	35,000	327,000	35,000
Share issuance fees	(4,315)	-	(31,290)	-
Cash flows from financing activities	37,685	35,000	295,710	35,000
Decrease in cash and cash equivalents	(127,482)	(3,194)	(181,845)	(22,452)
Cash and cash equivalents, beginning of period	74,245	2,290	128,608	21,548
Bank overdraft, end of period	(53,237)	(904)	(53,237)	(904)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Mineral Properties and Deferred Exploration and Development Expenditures
for the period ended February 28, 2003
(Unaudited – Prepared by Management)

Mineral Properties	February 28, 2003 $	November 30, 2002 $	August 31, 2002 $
Louvicourt & Pascalis Townships, Quebec			
Exploration (J-V Aur Resources 60%)	393,923	393,923	393,923
Exploration advance refunded	(3,528)		
Barry, Urban, Carpiquet and Souart Townships, Quebec			
Exploration, net of mining duties recovered (J-V Kinross Gold 50%)	982,701	982,701	982,701
Allard River, Quebec (known as Matagami)			
Property	76,395	76,395	76,395
Exploration (Beaufield 100%)	48,215	40,562	26,134
Launay Township, Quebec			
Property	312	312	312
Exploration (Option Melkior Resources 60%)	7,400	7,400	7,400
Hemlo, Cedar Creek, Ontario			
Property	55,400	47,720	47,720
Exploration (Option Sparton Resources 50%)	37 014	23,628	20,896
Hemlo, Pic River, Ontario			
Property, net of option payment received	(3,750)	(3,750)	14,400
Exploration (J-V Sparton Resources 50%)	453	453	453
Hemlo, Playter Harbour, Ontario			
Property	3,300	-	-
Hemlo, Little Black River, Ontario			
Property	5,000	-	-
Exploration	453	-	-
Hemlo, Manitouwadge Road, Ontario (J-V Sparton Resources 50%)	-	-	-
Lac Evans area, Quebec			
Property	205,989	205,989	205,989
Exploration (Beaufield 100%)	67,488	67,488	67,488
Otish, Quebec			
Exploration (Option Skeena Resources 70%)	2,344	2,175	2,029
Lac Rouleau West (Barry-Urban), Quebec			
Property	3,440	3,440	3,440
Exploration (Beaufield 100%)	1,213	984	984
Lizar (White Lake) renamed **Hiawatha**, Ontario			
Property	5,000	5,000	5,000
Exploration (Beaufield 100%)	29,442	1,452	1,452
Newmont, Hemlo, Joa-Fowler Property, Ontario			
Property (J-V Sparton Resources 50%)	25,500	25,500	-
Exploration	3,018	200	-
Newmont, Hemlo, Qued Property, Ontario			
Property (J-V Sparton Resources 50%)	-	-	-
Raglan Ungava, Quebec			
Property (Option Volcanic Metals Inc. 50%)	5,050	-	-
Option paid by Volcanic Metals Inc.	(12,500)	-	-
Exploration	1,657	-	-
Troilus, Quebec (Beaufield 100%)			
Property	10,390	-	-
Exploration	19,500	-	-
MacDougall Road, New Brunswick (J-V Freewest Resources)			
Property	1,044	-	-
	1,971,863	**1,881,572**	**1,856,716**

SHARE CAPITAL
AUTHORIZED
100,000,000 common shares without par value

Issued and fully paid	2003-02-28		2002-11-30	
	Shares	**$**	**Shares**	**$**
Balance, beginning of period	27,080,311	15,334,326	25,330,311	15,024,326
Issued under private placements flow-through			1,250,000	250,000
Issued for an interest in a mineral property			150,000	25,000
Issued upon exercise of warrants	350,000	42,000		
Issued upon exercise of stock option			350,000	35,000
Balance, end of period	27,430,311	15,376,326	27,080,311	15,334,326

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – SUPPLEMENTARY INFORMATION
for the period ended February 28, 2003

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b)

Shares outstanding as at August 31, 2002	25,330,311
Balance as at November 30, 2001	19,580,311
Balance as at November 30, 2002	27,080,311
Balance as at February 28, 2003	27,430,311

On October 28, 2002, the Company completed a $250,000 private placement which consisted of 1,250,000 flow-through common shares at a price of $0.20 per share with a 125,000 Broker warrant at $0.20 which expires on October 28, 2004.

On November 8, 2002, the Company issued 150,000 common shares (deemed at $0.17 per share) to Newmont Canada Limited for the acquisition of 143 claims in the townships of Wabikoba Lake, White Lake-North and Lecours in the Thunder Bay Mining Division. 200,000 warrants at the exercise price of $0.35 in the first year (2003), at $0.50 in the second year (2004) and $0.75 in the third year (2005) were also granted.

On November 21, 2002, Jens E. Hansen, President of the Company exercised 350,000 options into 350,000 common shares at $0.10, which represents a partial exercise of an option of 975,000 shares granted on January 2, 2001.

On December 31, 2002, Augen Limited Partnership VII exercised 350,000 warrants at $0.12 per share.

(c) Commitments:

Stock-based Compensation Plans:
At the Annual General Meeting held on December 17, 2002, an amended and restated stock option plan was approved. The plan was amended to, among other things, correspond to the new stock option policy of the TSX Venture Exchange and increase the number of common shares reserved for issuance under the Amended Plan to an aggregate of 5,300,000 common shares.

Share Purchase Options:
At November 30, 2002, 2,800,000 options were outstanding, entitling directors and employees to acquire shares, under the share purchase options plans. 350,000 common shares at $0.10 per share were exercised on November 21, 2002 by a Director,

No share options were granted during the second quarter ended February 28, 2003.

	Shares	Exercise Price	Expiry Date
Directors	1,600,000	$0.10	January 6, 2006
Directors	800,000	$0.10	May 1, 2007
Service Provider	400,000	$0.10	January 6, 2006
Total:	2,800,000 common shares		

Share Purchase Warrants:
At February 28, 2003, the total share purchase warrants outstanding were:
2,400,000 warrants exercisable into common shares at $0.12 if exercised by July 26, 2004.

The Company issued 125,000 Broker warrants at $0.20 expiring October 28, 2004, and 200,000 warrants at $0.35 ($0.50 in 2004 and $0.75 in 2005) expiring in 2005.

Total warrants outstanding as at February 28, 2003 – 2,725,000.

Escrowed Shares:
As at February 28, 2003, 129,750 shares (129,750 in 2001), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 share lots, upon incurrance by the Company of each $100,000 threshold expediture amount.

At the Annual General Meeting held on December 17, 2002, Mr. Paul Carmel was appointed as an independent director of Beaufield.

The following are Directors of the Company:

Mr. David R. Bell	-	Director
Mr. Paul R. Carmel	-	Director
Mr. Stephen R. Dunn	-	Director/Member of Audit Committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director/Secretary/Member of Audit Committee
Mr. Gary F. Zak	-	Director

SCHEDULE "C" – Management discussion
for the six months ended February 28, 2003

Beaufield completed a $250,000 flow-through financing with Dundee Securities Corporation. The funds will be used to undertake mineral exploration on Beaufield's Quebec and Ontario properties. A compilation is underway on the properties purchased 50-50 with Sparton Resources from Newmont. There appears to be several unexplored gold targets west of the Hemlo mines. A 100% interest was acquired on the Hiawatha Gold property located approximately 90 kilometres northeast of Hemlo. A gold bearing vein was mined underground in the 1930's, a database search of all previous work is being compiled.

The six month Balance Sheet indicates a loss of $51,378 compared to $33,654 in the equivalent previous quarter. The increased expenditure was caused by the legal and regulatory costs relating to the Dundee financing and the acquisition of the Hiawatha and Newmont properties. Increased administrative expenditures will continue into the coming quarters resulting from the increased activity of Beaufield. Beaufield contracted Renmark Financial to undertake investor relations.

Beaufield's gold properties are the following:

1. Lac Rouleau extensively explored by Beaufield in the 1980's. Numerous gold intersections were encountered on Zones 17 and 18. A possible gold resource of some 400,000 tonnes containing 6.40 g/t gold averaging 1.86 m wide was estimated by SNC in their report dated May 10, 1988. This was based on work funded by Beaufield and managed by Falconbridge. A compilation of previous data has been completed and will be evaluated by Beaufield.

2. Hemlo. The 50-50 Beaufield-Sparton Resources joint-venture is probably the second largest exploration landholder at Hemlo with significant holdings on trend and west of the Hemlo gold mines. Planned exploration will initially concentrate on the Joa claims purchased from Newmont. Previous drilling returned two significant intercepts of 11.65 g/t gold over 1.12 metres and 1.37 g/t over 1.5 metres. Other unexplored reverse circulation gold anomalies remain to be followed up. A drill program was underway in April 2003.

3. Hiawatha. Beaufield acquired a 100% interest in this former gold producer. Approximately 2,000 metres of underground work was completed in the 1930's. Earlier work identified on strike anomalous gold values. A report has been completed by geologist J.P. Cloutier.

4. Rouleau West. Beaufield acquired 17 claims by staking on strike and contiguous with the Lac Rouleau Zone 17-18 trend. Work by Kerr Addison in the 1980's located several gold intercepts. This property represents a 100% Beaufield owned extension of the Lac Rouleau property.

5. Beaufield has acquired two new blocks of claims. One group is located in the Ungava region of Quebec. An option has been granted to Volcanic Metals Inc. Five claim blocks were staked in the Troilus region north of Chibougamau, Quebec. These claims have gold and base metal potential.